UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Sentra Consulting Corp.
                             -----------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   81731G 10-0
                                   -----------
                                 (CUSIP Number)

                         David Lubin & Associates, PLLC
                            26 East Hawthorne Avenue
                          Valley Stream, New York 11580
                                 (516) 887-8200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 21, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Gary M. Jacobs
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   (a) [_]
                   (b) [_]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
          OO
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------- ----- ----------------------------------------
                          7     SOLE VOTING POWER
                                2,800,000 shares of common stock
Number of                ----- -------------------------------------------------
Shares                    8     SHARED VOTING POWER
Beneficially                    -0-
Owned By                 ----- -------------------------------------------------
Each                      9     SOLE DISPOSITIVE POWER
Reporting                       2,800,000 shares of common stock
Person                   ----- -------------------------------------------------
With                     10     SHARED DISPOSITIVE POWER
                                -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,800,000 of common stock
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.44% (based on 33,175,000 shares of common stock issued and outstanding as of December 21, 2007)
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

Item 1. Security and Issuer

Security:   Common Stock, $.001 par value

Issuer:     Sentra Consulting Corp. (the "Issuer")
            15 Hoover Street
            Inwood, NY 11096

Item 2.     Identity and Background.

         (a) This statement is being filed by Gary M. Jacobs referred to as the "Reporting Person".

         (b) The residence or business address the Reporting Person is c/o Sentra Consulting Corp., 15 Hoover Street, Inwood, NY 11096.

         (c) The present principal occupation of the Reporting Person is Chief Financial Officer, Chief Operating Officer, and Treasurer of the Issuer. The name, principal business, and address of the organization in which such employment is conducted is that of the Issuer.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States

Item 3. Source and Amount of Funds or Other Consideration

         On December 21, 2007, the Issuer, Karat Platinum LLC and each of the members of Karat Platinum entered into an Exchange Agreement. Pursuant to the agreement, the Reporting Person exchanged his membership interests in Karat Platinum LLC for the amount of shares of the Issuer's common stock as reported herein.

Item 4. Purpose of Transaction

         The Reporting Person acquired the shares of common stock reported herein in exchange for his membership interests in Karat Platinum, LLC. The Reporting Person does not have any present plans or proposals which would result or relate to any of the transactions described in subparagraphs (a) through (j) of Section 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

         (a) The Issuer has 33,175,000 issued and outstanding shares of common stock as of December 21, 2007. Gary M. Jacobs owns 2,800,000 shares (representing 8.44%) of the issued and outstanding shares common stock of the Issuer.

         (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares reported above in this Item 5.

         (c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Upon the exchange of his membership interests in Karat Platinum LLC for the Issuer's common stock, the Reporting Person entered into a Lock-Up Agreement with the Issuer whereby he agreed that until December 21, 2009 he will not sell any of the shares of common stock of the Issuer he received in exchange for his membership interests in Karat Platinum LLC. Although the Lock-Up Agreement provides for customary exceptions for transfers to family members and gifts, each transferee must agree to be bound by the transfer restrictions of the Lock-Up Agreement. In addition, the provisions of the agreement could be waived, upon the approval of 80% of the Board of Directors of the Issuer.

         Other than the Lock-Up Agreement, there are no other contracts, arrangements, understandings or other relationships by or among the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

         99.1 Lock-Up Agreement dated December 21, 2007, by and between Sentra Consulting Corp. and Gary M. Jacobs.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 27, 2007


                                                     /s/ Gary M. Jacobs
                                                     ---------------------------
                                                     Name: Gary M. Jacobs





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).




















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